TRANSGLOBE ENERGY CORPORATION
MID-QUARTER UPDATE FOR Q3 2012
AND UPDATED PROSPECT INVENTORY

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 11, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production, operations and an exploration prospect inventory update for the third quarter of 2012. All undiscovered Petroleum Initially in Place numbers expressed in this press release (“PIIP’s”) are un-risked internal estimates using a Probabilistic P-mean methodology unless otherwise stated. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

Closed the corporate acquisition of Cepsa Egypt SA BV (“Cepsa Egypt”) on July 26, 2012.
Cepsa Egypt holds a 50% operated interest in the South Alamein Concession in Egypt.
Total purchase price of US $4.7 million ($3.0 million purchase price plus $1.7 million for inventory and working capital).
Production started on September 9th on the Safwa field in East Ghazalat.
Company production of 17,430 barrels of oil per day (“Bopd”) in September to date.
Egypt production of 16,610 Bopd (12,430 Bopd West Gharib, 4,170 Bopd West Bakr and 10 Bopd East Ghazalat).
Yemen production of 820 Bopd (180 Bopd Block 32 and 640 Bopd Block S-1).
Block S-1 on production following repairs to the Marib export pipeline (July 27th ).
The Company has prepared an updated exploration prospect inventory with a Gross undiscovered PIIP of approximately 1.5 billion barrels.
Preparing to drill the Al Azayem #1 exploration prospect at South Mariut.

OPERATIONS

Corporate Production:

TransGlobe’s production averaged 17,965 Bopd in July; 17,958 Bopd in August; and 17,430 Bopd in September to date.

Production from Egypt averaged 17,395 Bopd in July; 16,171 Bopd in August; and 16,610 Bopd to date in September. East Ghazalat production came on-stream September 9th .
Production in Yemen averaged 570 Bopd in July; 1,787 Bopd in August; and 820 Bopd to date in September.

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the third quarter, the Company drilled four wells in the Arta/East Arta area resulting in two Nukhul oil wells, one potential Thebes oil well and one dry hole. One rig is currently drilling in West Gharib. The rig will be targeting exploration, step-out and appraisal wells for the balance of the year.

Production

West Gharib production averaged 12,577 Bopd in July and decreased to 11,701 Bopd in August due to trucking issues. Current production is approximately 12,430 Bopd in September.

The production decrease in August is due to performance issues associated with the existing trucking contractor. The Company is currently tendering for a new trucking contract. A second company was sourced to supplement the main trucking contractor until a new contract is awarded in the fourth quarter.

It is estimated that approximately 600 Bopd of production remains curtailed in September due to GPC facility constraints. Of the nineteen wells drilled in 2012, thirteen wells are awaiting completion and stimulation. It is estimated that 2,600 Bopd of additional production inventory exists from these thirteen wells. The estimate is based on historical performance from Upper Nukhul producers which have averaged 200 Bopd during the first 90 days of production following fracture stimulation. The wells will be completed and brought into production to offset natural declines and as additional sales capacity becomes available at the GPC terminal over the next 15 months.

Facility Projects

The Company has completed a number of facility projects and several more are underway at West Gharib and West Bakr to reduce the amount of water trucked with the oil from West Gharib and increase sales capacity at GPC. A summary of the larger facility projects completed and underway is summarized below:

  South Arta Multi Well Battery (“MWB”) completed December 2011;
  Hoshi MWB completed May 2012;
  Hana West Treater completed July 2012;
  West Bakr K station offloading system for West Gharib production targeting Q4 2012;
          o Initially truck Hana/Hana West production to K station.
  Hana Treater facility targeting Q4 2012;
  East Arta MWB in northern portion of the field targeting Q1 2013;
  Arta Central Processing Facility (“CPF”) Q4 2013.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the third quarter, the Company drilled an oil well in the H field. Of the three oil wells drilled to date in 2012, two are completed and producing approximately 430 Bopd. The rig is currently drilling on the K field. The initial three-well drilling program has been increased to ten wells (four wells in H, two wells in M and four wells in K) for 2012 to accelerate opportunities identified in the West Bakr asset. In addition to the expanded 2012 ten-well drilling program, the West Bakr team has identified an additional twelve drilling targets.

Production

Production from West Bakr averaged 4,818 Bopd during July and decreased to 4,470 Bopd in August due to a number of unscheduled pump changes and some initial sand clean outs on new producers. The Company expects to achieve improved pump performance similar to the West Gharib operations as equipment is repaired or replaced over the balance of 2012. Production has averaged 4,170 Bopd to date in September but has recently improved to the 4,600 Bopd range following successful servicing of a number of wells.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

Drilling commenced on East Ghazalat 2X in early June and was suspended shortly after commencement due to prior commitments of the drilling contractor. The planned 4,450 foot East Ghazalat 2X well is located approximately two kilometers east of the Safwa development lease and is targeting the Eradah prospect (Gross 4 million barrels PIIP). A replacement drilling rig was mobilized to continue drilling and is expected to reach total depth in September.

TransGlobe has estimated a Gross PIIP of 63 million barrels on the Safwa Development Lease. In addition to the Safwa Development lease, the Company has mapped an additional 17 prospects with a combined Gross PIIP of 257 million barrels.

Production

During the quarter, the operator completed and equipped the four existing Safwa wells for production and installed production facilities at Safwa. Production came on-stream September 9th at 200 Bopd (100 Bopd to TransGlobe) from one of the four wells with the other three expected to be brought on later this week. Production is trucked to a receiving terminal at the Dapetco operated South Dabaa facility approximately 35 kilometers southwest of Safwa. Dapetco has provided an initial capacity of 1,000 Bopd (500 Bopd to TransGlobe) for Safwa production. Additional transportation capacity will be required as Safwa is developed.

South Alamein, Arab Republic of Egypt (100% working interest, operated)

The South Alamein concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 1,440 square kilometers (355,832 acres) and is in the final two-year exploration phase (April 2014). The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown. Test rates are not necessarily indicative of long-term performance but it is anticipated that when combined with secondary tested zones within the Cretaceous, the well could be capable of initial production of approximately 1,700 Bopd.

Operations and Exploration

The Company has scheduled a drilling rig to commence an initial five-well drilling program starting in late Q4 of 2012. The program will include two appraisal wells at Boraq followed by three exploration wells. The timing of the Boraq development and future appraisal wells at South Alamein will be dependent upon receiving the required permits. The two appraisal wells are testing a PIIP of 53 million barrels within the Boraq structural complex. The Company is targeting first production from the Boraq discovery, in mid-2013.

In addition, three exploration wells are targeting prospects with a total PIIP of approximately 122 million barrels. The Company has mapped a total of 21 prospects with a combined Gross PIIP of 960 million barrels to date on the South Alamein concession, and will continue to map and evaluate prospects on the large 3-D seismic data base which covers the entire concession area.

South Mariut, Arab Republic of Egypt (60% working interest, operated)

The South Mariut concession is located in the Western Desert of Egypt along the Mediterranean coastline, adjacent to prolific offshore hydrocarbon fields and southwest of the city of Alexandria. The current gross size of this exploration concession is approximately 3,350 square kilometers (828,000 acres). The South Mariut concession is in the first, three-year extension period which expires on April 5, 2013. A further two-year extension is available under the PSC.

Operations and Exploration

The Company and its joint venture partner have approved a $9.6 million exploration well (Al Azayem 1) for 2012. The Company has received all the necessary approvals for the well and has signed a contract for a 2,000 HP drilling rig which will be available to drill up to four wells. It is expected that rig mobilization will commence in the next few weeks with a possible spud date of early October (subject to rig inspection and acceptance). The planned 90-day well is targeting several stacked horizons with four-way closures identified on 3-D seismic. The total depth is expected at approximately 14,500 feet in Jurassic reservoirs. The Al Azayem 1 well is targeting a Gross PIIP of 236 million barrels for this prospect.

The Company is planning to expand the initial drilling program from one well to three exploration wells plus an optional fourth well. It is expected that the joint venture partners will finalize the second and third exploration locations prior to year-end.

REPUBLIC OF YEMEN

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

One well was drilled at Tasour during the quarter. The well was placed on production in early August and is producing approximately 300 Bopd. No additional drilling is budgeted for Block 32 in 2012.

Production

Field production averaged approximately 2,592 Bopd (358 Bopd to TransGlobe) during July; 2,545 Bopd (351 Bopd to TransGlobe) during August; and 1,300 Bopd (180 Bopd to TransGlobe) to date in September. The decrease in September is due to a leak in the export pipeline that had curtailed sales for five days. Repairs have been completed with sales resuming on September 10th.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

No new wells were drilled during the quarter. In July, the joint venture partners met and approved the Gabdain #3 well, subject to receiving an extension to the current exploration phase of the PSA (expires September 2012 ) and resolution of logistic/security issues in the area.

Gabdain #3 is targeting a large fractured basement prospect originally drilled at Gabdain #1 in 2010. Gabdain #1 tested approximately 170 Bopd Bopd light oil from the Kholan formation (which overlies the basement) during a two-day test. The basement fractures at Gabdain #1 were tight and non-productive. The Gabdain #3 well is located approximately five kilometers from Gabdain #1 and is targeting fractures in the basement. It is expected that the 3,500 meter (11,500 foot) exploration well will cost approximately $11.5 million ($2.3 million to TransGlobe). The Gabdain #3 well is targeting a Gross undiscovered PIIP of 54 million barrels (Operator estimates for gross undiscovered, un-risked PIIP on a probabilistic P-mean basis).

Block S-1, Republic of Yemen (25% working interest)

Production

Production from TransGlobe’s An Nagyah field on Block S-1 production commenced on July 27, 2012 following repairs to the Marib export pipeline to the Ras Eisa port on the Red Sea which was damaged last October.

The An Nagyah field was brought on production at an initial rate of 4,000 Bopd (1,000 Bopd to TransGlobe) in late July and continues to ramp up to pre shut-in levels. Production in July averaged 852 Bopd (213 Bopd to TransGlobe) during July; 5,743 Bopd (1,436 Bopd to TransGlobe) in August; and has averaged approximately 2,560 Bopd (640 Bopd to TransGlobe) in September. The September decrease is due to a six-day curtailment caused by a new attack on the Marib export pipeline which is being repaired. Prior to the curtailment, production was approximately 7,000 Bopd (1,750 Bopd to TransGlobe).

It is expected that An Nagyah production will return to the pre pipeline shut-in levels of 8,000 to 9,000 Bopd (2,000-2,250 Bopd to TransGlobe) when service equipment is available to swab several wells that are unable to flow naturally following the shut-in period.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program; however the drilling program was cancelled in the first quarter of 2011 due to logistics and security concerns. The first exploration phase has been extended to March 9, 2013.

UPDATED EXPLORATION PROSPECT INVENTORY

The following table is a list of drillable exploration prospects identified on Company lands to date. The Company is actively mapping and evaluating the existing exploration lands in Egypt for additional prospects and leads which will be added to the prospect inventory as they are developed. The following table summarizes internally-estimated, un-risked, probabilistic P mean Gross PIIP values mapped to date. The Company has identified 17 prospects which could be drilled in the next 12 to 18 months subject to Budget and Partner approvals. An additional 25 prospects have been mapped which could be drilled assuming success in the initial 17 prospects.

Area	Prospects 2012/2013	Gross PIIP (Million barrels)	Follow-up Prospects	Gross PIIP (Million barrels)	Total Gross PIIP (Million Barrels)
Block 72*	1	54**			54
East Ghazalat*	5	97	12	160	257
South Alamein	8	457	13	503	960
South Mariut	3	256			256
Total	17	864	25	663	1527

*	Non-operated.
**	Estimate provided by the Operator of the concession.

INVESTOR CONFERENCES

TransGlobe is pleased to advise that Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company`s activities at the Peters & Co. 16th Annual Energy Conference in Toronto, Canada on Thursday, September 13, 2012 at 8:30 am Eastern Daylight Time (6:30 am Mountain Daylight Time).

Investors are invited to listen to the live webcast of the presentation via the following link: http://www.newswire.ca/en/webcast/detail/1030993/1115335

Mr. Ross Clarkson will also make a presentation at the FirstEnergy/Société Générale Global Energy Conference in London, United Kingdom on Tuesday, September 18, 2012 at 11:45 am British Summer Time (4:45 am Mountain Daylight Time).

Investors are invited to listen to the live webcast of the presentation via the following link: http://jetslides.tv/lobby/767

The links to these webcasts will also be available on TransGlobe`s website at: www.trans-globe.com

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com